October 6, 2009

(415) 393-8322	C 36333-00002
(415) 374-8461
VIA EDGAR AND HAND DELIVERY
Mr. Mark P. Shuman
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Ancestry.com Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 3, 2009 File No. 333-160986
Dear Mr. Shuman:
     On behalf of Ancestry.com Inc. (the “Company”), this letter responds to your letter, dated October 2, 2009 (the “Comment Letter”), regarding the above-referenced Amendment no. 1 (“Amendment No. 1”) to Registration Statement on Form S-1 (the “Registration Statement”), filed on September 15, 2009. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, which is being filed today by electronic submission.
     The Company currently anticipates printing its preliminary prospectuses on October 13, 2009 and commencing its roadshow on October 15, 2009. In order to achieve that schedule, we

Mr. Mark P. Shuman
Securities and Exchange Commission
October 6, 2009

propose to file our Amendment No. 3 that would reflect the price range and our proposed stock split on or about October 12, 2009. We will call you to discuss our proposed schedule in more detail.
Definitions of Other Financial Data Measures, page 9
1.	We have reviewed your responses to prior comments number 2 and 3. You note in the revised disclosure on page 10 that adjusted EBITDA and free cash flow serve as performance measures to evaluate period to period comparisons of operations. You exclude stock-based compensation, depreciation, amortization and impairment charges because “(i) the amount of such non-cash expenses in any specific period may not directly correlate to the underlying performance of our business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be.” Please explain and revise your disclosure to further address why these items that are integral to operations and performance are excluded. Beyond their possible indirect nature and variability these costs continue to be material costs to investors and relate to revenue that you have included in these two non-GAAP measures characterized as financial performance measures.
Answer: The Company proposes to add the disclosure below to further explain why management believes it is appropriate to exclude stock based compensation, depreciation, amortization and impairment charges and acquired in process research and development from adjusted EBITDA and free cash flow. The Company has added this disclosure to page 10.
     We believe it is appropriate to exclude stock-based compensation expense from adjusted EBITDA and free cash flow because non-cash equity grants made at a certain price and point in time do not reflect how our business is performing at any particular time. While we believe that stockholders should have information about any dilutive effect of outstanding options and the cost of that compensation, we also believe that stockholders should have the ability to view the non-GAAP financial measures that exclude these costs that management uses to evaluate our business. The determination of stock-based compensation expense is based on many subjective inputs at a point in time and many of these inputs are not necessarily directly related to the performance of our business. Therefore, excluding this cost gives us a clearer view of the operating performance of our business. Because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies may use under Statement of Financial Accounting Standards No. 123R, which governs the accounting treatment for stock-based compensation, as well as the impact of non-operational factors such as our share price, on the magnitude of this expense, management believes that providing non-GAAP financial measures that exclude this stock-based compensation expense allows investors and analysts to make meaningful comparisons between our operating results with those of other companies. Stock-based

Mr. Mark P. Shuman
Securities and Exchange Commission
October 6, 2009

compensation has been a significant non-cash recurring expense in our business and has been used as a key incentive offered to our employees. We believe such compensation contributed to the revenues earned during the periods presented and also believe it will contribute to the generation of future period revenues. Stock-based compensation expense will recur in future periods for GAAP purposes.
     We believe it is appropriate to exclude depreciation and amortization from adjusted EBITDA and free cash flow because depreciation is a function of our capital expenditures (which are included in our free cash flow measure), while amortization reflects other asset acquisitions made at a point in time and their associated costs. In analyzing the performance of our business currently, management believes it is helpful also to consider the business without taking into account costs or benefits accruing from historical decisions on infrastructure and capacity. While these matters do affect the overall financial health of our company, they are separately evaluated and relate to historic decisions that do not affect current operations of our business on a cash basis. Further, depreciation and amortization do not result in ongoing cash expenditures. Investors should note that the use of assets being depreciated or amortized contributed to revenues earned during the periods presented and will continue to contribute to future period revenues. This depreciation and amortization expense will recur in future periods for GAAP purposes.
     We believe it is appropriate to exclude impairment of intangible assets and acquired in-process research and development from adjusted EBITDA and free cash flow because these charges relate to specific past events. In analyzing the performance of our business currently, management believes it is helpful also to consider the business without taking into account costs or benefits accruing from historical decisions or acquisitions. Further, these charges do not result in ongoing cash expenditures.
Risk Factors, page 11
2.	We refer to our prior comment number 4 and note the revisions made to certain subcaptions in the Risk Factors section of your document. However, we believe that further revisions are warranted. We note several of your risk factor subcaptions continue to provide only a generic conclusion of the risk and do little to inform potential investors of the specific risk that is posed by the condition or uncertainty that is described in the following paragraph. As an example, we note the following subcaptions:
•	“Challenges in acquiring historical content and making it available online could adversely affect our business” on page 14:
•	“We depend in part upon third party licenses for some of our historical content, and a loss of those licenses could adversely affect our business” on page 15; and

Mr. Mark P. Shuman
Securities and Exchange Commission
October 6, 2009

•	“Privacy concerns could require us to modify our operation in a manner that could harm our business”, on page 22.
Please revise so that each risk factor subcaption adequately describes the specific risk that is posed by the condition or uncertainty and how that risk may affect your operations or the securities being offered. See Item 503(c) of Regulation S-K.
Answer: The Company has revised the disclosure on pages 13, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 28 and 30 in response to this comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Recoverability of intangible assets, including goodwill, page 42
3.	We note your expanded disclosures in response to our prior comment number 6. In consideration of your continued reliance on the October 27, 2008 valuation for your February 11, 2009 stock option grants, it appears that your carrying value of the Company exceeded its fair value at December 31, 2008. Please tell us and disclose why using a common stock fair value at December 31, 2008 for purposes of determining stock-based compensation did not trigger step 2 of the goodwill impairment test in paragraph 20 of SFAS 142. To the extent your reporting unit fair value is not substantially in excess of the carrying value it would appear to be useful information to investors to disclose the percentage by which that fair value exceeded or was less than the carrying value as of your most recent step-one test pursuant to paragraph 19 of SFAS 142 for the reporting dates ended December 31, 2008 and June 30, 2009.
Answer: Per paragraph 19 of SFAS 142, the Company first determined the fair value of the reporting unit, which is the fair value of the enterprise as a whole, and it compared that value to the carrying value of the Company at the date of its goodwill impairment test. The fair value of the reporting unit was determined as outlined in paragraph 23 of SFAS 142 which refers to “the price that would be received to sell the unit as a whole in an orderly transaction between market participants.” The Company has described the methods it used to calculate the fair value in detail on pages 47 and 48.
As outlined in its response to comment 11 in its letter to the Staff dated September 15, 2009, the Company used an unrelated valuation specialist to assist the Company in valuing an individual equity security in accordance with the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). As outlined in the Practice Aid, the Practice Aid is to help value individual common shares of a minority interest in a privately held entity and not necessarily to determine the fair value of an enterprise as a whole. The Company notes that in calculating the fair

Mr. Mark P. Shuman
Securities and Exchange Commission
October 6, 2009

value of the entity as a whole, it did not apply the marketability discount used to value a single share of stock as disclosed in the stock-based compensation section of Critical Accounting Estimates as this is only used to calculate the value of an individual share. The Company believes using the value of an individual share of a non public company to calculate the market capitalization or fair value of the reporting unit as a whole to be incorrect, especially as it relates to the marketability discount that is used to calculate individual share value and the minority interest that those individual shares hold. Additionally, the Company notes that, in accordance with paragraph 23 of SFAS 142, the fair value of a reporting unit or a company as a whole with publicly traded stock may be higher than the market value for all the reasons outlined in paragraph 23 of SFAS 142.
Although the Company did not take into consideration that it could have applied a premium to the calculated fair value of the reporting unit for the items outlined in paragraph 23 of SFAS 123 (such as a control premium), it has included quantitative disclosure on page 48 that a 10% change in cashflows would still not affect its goodwill impairment test results. As the fair value of the reporting unit is substantially above the carrying value, the Company believes the current disclosure is appropriate.
Since no events or circumstances occurred to reduce the fair value of the reporting unit from the date of the Company’s goodwill test to December 31, 2008, no additional testing was deemed necessary.
Stock-based compensation, page 46
4.	We have reviewed your response to prior comment number 8. Tell us and disclose what consideration the board gave to other factors supporting the continued use of the October 27, 2008 fair value as determinative for the February 11, 2009 common stock fair value. Your disclosure merely indicates the board’s consideration of the fact that prospects of an IPO had not changed from October 27, 2008. Since your fair valuation models look to income and market factors you should consider disclosing how those factors, given the passage of time, informed the board’s view to continue use of the October 27, 2008 fair values. For example, how did the company’s operating performance and cash flows between the October 27, 2008 and February 11, 2009 dates support continued use of the October fair value? In that regard, supplementally provide us with summary monthly operating results and cash flow activity over the months ended November 2008 to February 2009.
Answer: The income factors relating to the Company did not change materially between the valuations performed as of October 28, 2008 and March 31, 2009 because the Company’s performance did not change materially from expectations during that period. In addition, using the income approach, the majority of the Company’s value is based on terminal values a number of years in the future, which would not be affected by the operating performance over several months in any event. Market factors during this period were affected by the general turmoil in the financial markets and the recessionary economic

Mr. Mark P. Shuman
Securities and Exchange Commission
October 6, 2009

environment. The reason the Company’s disclosure is focused on the board’s consideration of the prospects of an IPO is that the board’s changed view of those factors was the primary factor resulting in the increase in the fair value of the Company’s common stock in the March 31, 2009 valuation compared to the October 28, 2008 valuation, because the change in the board’s view of those prospects resulted in a change in the discount for marketability. The Company has revised the disclosure on pages 51 and 52 in response to this comment. As requested, the Company is supplementally providing the Staff with summary monthly income statements for the months ended November 2008 to February 2009 which are attached as Exhibit A to this letter. The Company’s statement of operations in accordance with GAAP is prepared on a quarterly basis, not on a monthly basis. There are certain adjustments that are required by GAAP, such as stock-based compensation expenses and income tax provisions that are reviewed and recorded only in the last month of the quarter. Therefore the monthly income statements the Company is providing in Exhibit A may not be comparable to its quarterly GAAP financial statements. The Company does not produce reports of monthly cash flow activity.
5.	We have reviewed your response to our prior comment number 9. It is unclear how you determined that your current disclosure is appropriate in that it would not be useful to investors. Therefore, we repeat our prior comment to consider disclosing the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. Or tell us why such information would not be useful to investors. See paragraph A242 of SFAS 123R.
Answer: The Company has revised the disclosure on page 52 in response to this comment.
6.	We note your response to our prior comment number 10. Please provide us with your proposed IPO price once you have determined the proposed IPO price or the estimated price range.
Answer: The Company’s preliminary proposed IPO price range is $5.50 to $8.00. Within the next week, the Company plans to have further discussions with the underwriters to narrow this range. The Company plans to effect a 1 for 2 reverse stock split immediately before the offering, resulting in a post-split estimated range of $11.00 to $16.00.
7.	We note your response to our prior comment number 11. Once you have determined your proposed IPO price, provide us with a discussion of each significant factor contributing to the difference between the estimated IPO price and the fair value determined, as of the date of each grant and equity related issuance.
Answer: The following is a summary of the significant factors contributing to the difference between the estimated IPO price and the fair value determined as of the dates set forth below:
Third-Party Transaction and grants on March 27, April 29 and July 30, 2008.

On December 5, 2007, the Company acquired its predecessor for a common stock price of $2.70 per share in connection with the Spectrum investment. The Company’s board of directors determined that this value, arrived at pursuant to a third-party transaction between a willing buyer and a willing seller, was a reasonable approximation of fair value for the grants on March 27, April 29 and July 30, 2009. During this period, the Company’s business grew in line with expectations and the Company continued to work on improvements to its products in the ordinary course of business.

Valuation as of October 27, 2008 and grants on November 3 and December 5, 2008 and February 11, 2009.

On October 27, 2008, the Company obtained a valuation of its common stock from an unrelated valuation specialist, as defined by the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). This valuation was performed by a nationally recognized valuation firm (not the Company’s independent public accounting firm). During this period, the Company’s business grew in line with expectations and the Company continued to work on improvements to its products in the ordinary course of business. However, the financial markets were in significant turmoil during this period and the economy was entering into or in a recession. Major financial institutions were failing or being bailed out with unprecedented federal stimulus and general uncertainty as to the economy persisted. For the reasons described in response to comment 6 and on pages 51 and 52, the Company’s board of directors determined that this valuation was a reasonable approximation of fair value for the grants on November 3 and December 5, 2008 and February 11, 2009.

Valuation as of March 31, 2009 and grants on March 13, 2009 and May 27, 2009.

On March 31, 2009, the Company obtained a valuation of its common stock from an unrelated valuation specialist, as defined by the Practice Aid. This valuation was performed by a big four accounting firm (not the Company’s independent public accounting firm). After the company’s new chief financial officer, who had previous public company experience, had an opportunity to assess the Company’s readiness for an initial public offering, the board became more optimistic in March 2009 that the Company could consider an initial public offering in the nearer term. Additionally, signs were emerging that the turmoil in the financial markets was settling and that the financial markets might be more receptive to IPOs than the board of directors had previously believed possible given the continued state of the economy and fragile state of financial institutions. As a result of the board of directors’ changing outlook, it began to give more serious consideration, beginning in March 2009, of pursuing a public offering in the nearer term. Accordingly, the illiquidity discount applied in arriving at the estimated fair value of the Company’s common stock was adjusted downward from 34% in the October 28, 2008 valuation to 10% in the March 31, 2009 valuation, thereby increasing the estimated fair value of the common stock as of March 31, 2009. In addition, in the latter half of February 2009, the Company created

Mr. Mark P. Shuman
Securities and Exchange Commission
October 6, 2009

the position of Chief Technology Officer to oversee global technology initiatives and hired a Vice President of development, an important new position reporting to the Chief Technology Officer. For the reasons described in response to comment 6 and on pages 51 and 52, the Company’s board of directors determined that this valuation was a reasonable approximation of fair value for the grants on May 27, 2009 and retrospectively that this valuation was a reasonable approximation of fair value for the grants on March 13, 2009.

Valuation as of June 30, 2009 and grants on July 20, 2009.

On June 30, 2009, the Company obtained a valuation of its common stock from an unrelated valuation specialist, as defined by the Practice Aid. This valuation was performed by a big four accounting firm (not the Company’s independent public accounting firm). By June 30, 2009, the Company had engaged underwriters and was actively working on documents for its initial public offering. During this period, the financial markets were continuing to improve. For example, in the period from March 31, 2009 to June 30, 2009, the Dow Jones Industrial Average increased from 7,522 to 8,447. The primary reason for the increase in the fair value of the Company’s common stock between March 31, 2009 and June 30, 2009 was therefore an increase in the Company’s market comparables, which affected the market factors used in the Company’s June 30, 2009 valuation. In addition, during the period between March 31, 2009 and June 30, 2009, the Company extended an offer to a general counsel with public company experience, its chief financial officer had performed additional reviews and work to confirm that the Company was ready from an operational standpoint to be a public company and the Company continued to make progress on its Chinese operations in order to execute on its technology roadmap for that market. The Company launched several product improvements, including a new hint engine and a new lifespan filter. The Company’s board of directors determined that the June 30, 2009 valuation was a reasonable approximation of fair value for grants on July 20, 2009.

Proposed IPO range.
     The primary factor resulting in a difference between the fair value of the Company’s common stock as of June 30, 2009 and the proposed IPO price range is the substantial increase in the equity markets during that period, resulting in an increase in the Company’s market comparables, which affect the market factors used in the Company’s valuation. For example, in the period from June 30, 2009 to October 2, 2009, the Dow Jones Industrial Average increased from 8,447 to 9,487, reflecting a continuing increase in the market since the spring of 2009. The market for IPOs has improved in recent weeks, augmenting the Company’s belief that it will be in a position to consummate its IPO in the near future. During this period, five companies have filed to register an IPO and six have priced and closed their initial public offering. The proposed IPO price range therefore also assumes no marketability discount. In addition, during this period, the Company had several developments in its business, including: launch of several new product improvements such as Member Connect, a new content viewer and a beta version of a new family tree viewer; launch of a beta version of Mundia, the Company’s global initiative; launch of a UK television campaign; a higher certainty that the U.S. version of the television program “Who Do You Think You Are” will be aired in early 2010; settlement of a litigation matter relating to Canadian content; and progress on the Company’s strategy for China.
8.	We note your response to our prior comment number 13, that you considered the most recent contemporaneous valuation, among other objective and subjective factors, when determining the fair value of the common stock as of each grant date of options. Please explain to us these other objective and subjective factors, as well as the amount of adjustments made.
Answer: As disclosed on page 50, the objective and subjective factors considered by the board in addition to the most recent contemporaneous valuation included arm’s-length sales of our common stock in privately negotiated transactions, our stage of development and financial position and our future financial projections, including the factors discussed in our response to comment number 7. The board determined that none of these objective or subjective factors required any adjustment of the fair value as of any grant date from the fair value as determined in the most recent contemporaneous valuation, except with respect to the grant on March 13, 2009. As disclosed on pages 51 and 52, as a result of the subjective determination that the board had become more optimistic that the Company could consider an IPO in the near term, the Company decided to use the fair value determined as of March 31, 2009 for the grant made on March 13, 2009, resulting in an adjustment of $0.93 per share to the fair value compared to the fair value determined in the most recent contemporaneous valuation on October 28, 2008.
Results of Operations, page 50
9.	Please provide the specific page number of your Unaudited Consolidated Pro Forma Financial Data rather than a general reference that it is included elsewhere in the prospectus- Similar concerns apply to your disclosures on page 7.
Answer: The Company has revised the disclosure on pages 7, 45, 53 and 54 in response to this comment.
10.	We note your revised disclosures in response to our prior comment number 16. However, we note you continue to compare your 2008 historical amounts to 2007 which are now pro forma amounts. For example, we note this discussion in the line items Technology and development and Amortization of acquired intangible assets. Your discussion of results of operations should be based on your historical audited financial statements required by Item 303 of Regulation S-K. Supplemental

Mr. Mark P. Shuman
Securities and Exchange Commission
October 6, 2009

discussion of pro forma financial information based on Article 11 of Regulation S-X should not be discussed in isolation from historical amounts. Please revise your disclosures accordingly or tell us why disclosure is not required under Item 303 of Regulation S-K.
Answer: The Company has revised the disclosure on pages 57 through 61 in response to this comment.
Income tax expense, page 54
11.	We note your revised disclosures in response to our prior comment number 17. Please expand your disclosure for the six months ended June 30, 2009 to explain why your effective tax rate approximated the federal statutory rate, whereas in each of the other periods presented, there are adjustments such as for state income taxes and foreign income taxes. In addition, we note other items represent significant adjustments to your effective tax rate. To the extent material, breakout other items in your discussion of income tax expense.
Answer: The Company has revised the disclosure on pages 56 and 62 in response to this comment.
Compensation Committee Interlocks and Insider Participation, page 85
12.	We refer to your revisions made in response to our prior comment 27 and note that your discussion of the registration rights related to the Spectrum Investment includes a cross-reference to the “Related Party Transactions” and “Description of Capital Stock Registration Rights” sections. Please be advised that the required disclosure relating to any “interlock related party transaction” must be included under the caption “Compensation Committee Interlocks and Insider Participation.” See Item 407(e)(4) of Regulation S-K. You may include cross-references to the “Compensation Committee Interlocks and Insider Participation” section in other parts of your document to provide investors with the required disclosure regarding this transaction. Please revise.
Answer: The Company has revised the disclosure on pages 88 and 89 in response to this comment.
Consolidated Financial Statements
Consolidated Statements of Operations, page F-4
13.	We note your response to our prior comment number 36. Your statement that you do not believe the amortization of subscriber relationships would fall under the guidance of SAB Topic 11B is unclear to us- Please explain your determination or provide the applicable disclosures in your consolidated statements of operations.

Mr. Mark P. Shuman
Securities and Exchange Commission
October 6, 2009

Answer: As outlined in our prior response, the Company does not consider the subscriber relationship intangible asset amortization to be a component of cost of sales. The Company does consider the amortization of this intangible asset to be another operating expense similar to the acquisition of subscribers, which is classified as a marketing expense. As a result, the Company has classified the amortization as a component of operating expenses and not a component of cost of sales. The Company believes that SAB Topic 11B is not applicable in this situation. SAB Topic 11B relates to a company that excludes depreciation and amortization from its cost of sales, when such items could properly have been included in cost of sales. In this case, the Company does not believe it is excluding amortization of the subscriber relationship intangible asset from cost of sales, it believes that it is properly classifying it as a component of operating expenses. Therefore, the Company does not believe it is appropriate to disclose on the face of its statements of operations that cost of revenues excludes amortization of the subscriber relationship asset. The Company has revised the disclosure on page F-20 to clarify for investors that amortization of the subscriber relationship asset is classified within the line item amortization of acquired intangibles.
Notes to Consolidated Financial Statements
1. Consolidated Statements of Operations, page F-8
14.	We note your disclosure on page 54 that you are amortizing your subscriber relationship asset on an accelerated basis. Please provide a disclosure to explain why you are amortizing this asset on an accelerated basis.
Answer: The Company has revised the disclosure on page 56 in response to this comment.
Short-Term Investments, page F-11
15.	We have reviewed your response to our prior comment number 37 and it remains unclear if your disclosure means the sale or redemption is expected by management in the following year or operating cycle and thereby current asset classification would be appropriate. Please revise your disclosure accordingly. See ARB 43, Chapter 3.A.4.
Answer: The Company has revised its disclosure on page F-11 in response to this comment.
3. Acquisitions and Dispositions, page F-16
16.	We note your response to our prior comment number 7. Please expand your disclosures to describe the factors that contributed to the recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.
Answer: The Company has revised the disclosure on page F-17 in response to this comment.

Mr. Mark P. Shuman
Securities and Exchange Commission
October 6, 2009

11. Income Taxes, page F-26
17.	Revise to include disclosures for the six months ended June 30, 2009.
Answer: The Company has revised the disclosure on pages F-27 and F-28 in response to this comment.
          Concurrently with the filing of Amendment No. 2, we will also provide you with marked copies of Amendment No. 2 to expedite your review.
          If you have any questions, please do not hesitate to call Barbara Becker at (212) 351-4062 or me at (415) 393-8322.

Very truly yours,
/s/ Stewart L. McDowell
Stewart L. McDowell

cc:	William Stern, Ancestry.com Inc.
Barbara Becker, Gibson, Dunn & Crutcher LLP
Jeffrey Saper, Wilson Sonsini Goodrich & Rosati P.C.
Robert Day, Wilson Sonsini Goodrich & Rosati P.C.
Craig D. Wilson, Securities and Exchange Commission
Ryan Rohn, Securities and Exchange Commission
Ryan Houseal, Securities and Exchange Commission